PROSPECTUS

                                                      Filed Under Rule 424(b)(3)
                                                      Registration No. 333-32523

                               1,885,000 SHARES

                           INNOVASIVE DEVICES, INC.

                                 COMMON STOCK

  The Prospectus relates to the resale of up to 1,885,000 shares (the "Shares") of Common Stock, $.0001 par value per share, of Innovasive Devices, Inc. (the "Company" or "Innovasive") held by certain shareholders of the Company identified herein under the caption "Selling Shareholders".

                               ----------------

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE PURCHASE OF THESE SECURITIES, SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               ----------------

  The Selling Shareholders and their agents, donees, distributees, pledgees and other successors in interest may offer and sell the Shares from time to time in one or more transactions on The Nasdaq Stock Market, or otherwise, at market prices then prevailing or in negotiated transactions. The Shares may also be sold pursuant to option, hedging or other transactions with broker-dealers. The Shares may also be offered in one or more underwritten offerings. The underwriters in an underwritten offering, if any, and the terms and conditions of any such offering will be described in a supplement to this Prospectus. See "Selling Shareholders" and "Plan of Distribution."

  The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds".

  The Common Stock of the Company is traded on the National Market of The Nasdaq Stock Market (the "Nasdaq National Market") under the symbol "IDEA". On July 29, 1997, the last reported sale price of Common Stock on the Nasdaq National Market was $9.25 per share.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                THE DATE OF THIS PROSPECTUS IS AUGUST 7, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be obtained from the Commission's web site at http://www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 0-28492) are incorporated herein by reference: (1) the Company's Current Report on Form 8-K filed on July 10, 1997, as amended on Form 8-K/A filed on July 30, 1997; (2) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (3) the Company's interim report on Form 10-Q for the fiscal quarter ended March 31, 1997; and (4) the Company's Registration Statement on Form 8-A filed on June 5, 1996 registering the Company's Common Stock under Section 12(g) of the Exchange Act.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer of the Company, 734 Forest Street, Marlborough, Massachusetts 01752-3032, Telephone: (508) 460-8229.

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

                                  THE COMPANY

  The Company competes in the soft tissue repair segment of the sports medicine/arthroscopic surgery market. The Company markets its products and related instruments principally to sports medicine surgeons and orthopaedic specialists who treat and repair soft tissues, within and around joints, which have been damaged by traumatic injury or degenerative disease.

  The Company designs, develops manufactures and markets proprietary tissue repair systems which facilitate the repair of soft tissue injuries. The Company's tissue repair systems are designed to be used in either open surgical or minimally invasive arthroscopic procedures. Performing repairs arthroscopically offers several benefits, including reduced patient trauma and shorter rehabilitation times, resulting in an expedited return to full physical activity. The Company's initial products consisted of the ROC(TM) (Radial Osteo Compression) family of suture fasteners and related arthroscopic instruments which are marketed for use in the sports medicine/arthroscopy segment of the orthopaedic market. The Company's suture fastener, a bone anchor with an attached suture, is deployed into bone and used to secure soft tissue, such as ligaments and tendons, to the bone. The Company has expanded its product offering to include the ROC XS(TM) and Mini ROC(TM) suture fastener systems for soft bone and small joint indications and the COR(TM) system for the repair of osteochondral defects.

  Effective on June 27, 1997, the Company acquired substantially all of the operating assets and assumed substantially all of the operating liabilities of MedicineLodge, Inc., a Delaware corporation ("MLI") in exchange for the Company's issuance to MLI of the Shares. This acquisition has further expanded the Company's product offerings to include a suite of proprietary surgical implant systems which facilitate the repair of the anterior cruciate ligament ("ACL") of the knee.

  The Company's suture fasteners are based on unique and proprietary technologies which afford them many advantages when compared to the most widely-used metal bone anchors. The unique radial osteo compression method of attachment has allowed the Company to develop a family of suture fasteners which are efficacious in a broad variety of bone densities and sizes. The ROC design allows for placement of suture fasteners in close proximity for precise positioning, which enhances tissue to bone reattachment. ROC suture fasteners are not forced, hammered or screwed into the bone and therefore are particularly suitable for placement in smaller, more fragile bones. ROC suture fasteners are polymer-based and can be removed and replaced with another ROC suture fastener in the event a revision or a second surgery is required. Based on its existing designs, the Company is developing and currently testing next generation suture fasteners using bioabsorbable composites, which degrade and absorb into surrounding tissue, and collagen-based biomaterial composites, which remodel into surrounding tissue. In addition, the Company is pursuing opportunities to apply its core technologies outside of orthopaedics in areas such as uro/gynecology, maxillo-facial trauma repair and plastic surgery.

  The Company will be introducing a family of products that will provide the orthopaedic surgeon with alternatives for repairing ACL injuries. The ACL product family will include multiple repair systems and proprietary devices which facilitate a bone-tendon-bone or soft tissue graft repair.

  The Company's principal executive offices are located at 734 Forest Street, Marlborough, Massachusetts 01752-3032, and its telephone number is (508) 460-8229.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus and in the documents incorporated herein by reference (see "Incorporation of Certain Documents by Reference" above), the following factors should be considered carefully in evaluating an investment in the Common Stock.

  Forward Looking Statements; Cautionary Statement. When used anywhere in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "project", or "outlook" or similar expressions (including confirmations by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risk factors are described below. The Company specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

  The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results for the Company's current quarter and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company: History of Losses; Probability of Substantial Additional Future Losses; Uncertainty of Future Results; Seasonality of Sales. The Company has incurred substantial operating losses since its inception and, as of June 30, 1997, with the in-process research and development associated with the acquisition of MLI, had an accumulated deficit of $31.5 million. These losses have resulted principally from expenses associated with research and development efforts, expenses associated with obtaining United States Food and Drug Administration ("FDA") clearance and the establishment of the Company's sales and marketing organization. The Company expects to generate additional losses as it continues to expend substantial resources in research and product development, funding of clinical trials in support of obtaining necessary regulatory clearances or approvals and expanding its manufacturing capabilities and marketing and sales activities. Results of operations may fluctuate significantly from quarter to quarter due to the timing of such expenditures, absence of a backlog of orders, timing of the receipt of orders, promotional discounts of the Company's products, timing of regulatory actions, introduction of new products by competitors of the Company, pricing of competitive products and the cost and effect of promotional and marketing programs. In addition, the Company anticipates some seasonality due to the fact that generally fewer surgical procedures are performed during the third quarter. The seasonal pattern may cause fluctuations in the Company's results of operations. It is difficult to predict the impact that this seasonality will have on the Company's results of operations because of its limited operating history. The Company's revenue and profitability will be critically dependent on expanding applications for its current product lines both within arthroscopy and in other clinical specialties. In addition, the Company's profitability could be adversely affected if it is required to sell its products at reduced prices. There can be no assurance that significant revenues or profitability will ever be achieved.

  Potential Volatility of Stock Price. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, mergers or acquisitions involving competitors, public concern as to the safety of products developed by the Company or others, changes in health care policy in the

United States and internationally, changes in stock market analyst recommendations regarding the Company, other medical device companies or the medical device industry generally and general market conditions may have a significant effect on the market price of the Common Stock.

  Uncertainty of Market Acceptance. The Company's future prospects depend significantly on increasing penetration of existing markets, acceptance of the Company's products in new markets, and the development of new products for its existing and future markets. There can be no assurance that any of the Company's existing or future products will gain market acceptance among physicians, patients or healthcare payors, even if reimbursement and necessary regulatory approvals are obtained. To date, the Company's marketing efforts have been directed primarily to the sports medicine segment of the orthopaedic market for tissue-to-bone fixation applications. The Company has limited experience in establishing marketing or distribution channels in other clinical areas. With respect to its current products, the Company was not the first to market devices for the attachment of soft tissue to bone and therefore, to succeed must both take market share away from its existing competitors and create new demand for its products. The size of the market for the Company's products will depend in part on the Company's ability to persuade physicians that its products offer clinical and other advantages over existing means of attaching soft tissue structures to tissue or bone and that its fixation devices could be used for a wider variety of clinical applications, such as repair of tears in the meniscus cartilage of the knee, repair of ACL injuries or repair of ligament or tendon damage in the fingers or toes. In addition, the Company will need to demonstrate that its products are cost-effective and convenient to use and that the techniques for their use are relatively straightforward and simple. There can be no assurance that the market for the Company's products will continue to grow or that they will be accepted for orthopaedic procedures not currently using fixation devices and in markets outside of the sports medicine segment of the orthopaedic market.

  Limited Product Line. A substantial portion of the Company's sales to date have derived from the Company's ROC tissue fixation products for use in open shoulder repair applications and related instruments. As of the date hereof, the use of the ROC, ROC XS and Mini ROC fasteners have been cleared by the FDA for applications involving the shoulder, knee, foot, ankle, hand and wrist. The Company's COR system has been cleared by the FDA for the grafting of bone plugs in the knee; however, most of the Company's clinical experience to date involves shoulder procedures. In addition, while the Company's future prospects depend in part on the use of its products in arthroscopic procedures, most of the clinical experience involving the Company's products has been in open surgery procedures. For the fiscal years ended December 31, 1996 and 1995, the ROC fastener and related instruments accounted for approximately 93.2% and 91.7%, respectively, of the Company's sales. The Company expects that a significant portion of its revenue in the foreseeable future will continue to be derived from sales of its ROC products. Failure of ROC to maintain and gain market acceptance would have a material adverse affect on the Company's business, financial condition and results of operations.

  Rapid Technological Change and New Product Innovation. The medical device market is subject to rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive in this market will depend in significant part on its ability to develop and introduce new products and enhancements on a timely and cost-effective basis. The ability of the Company to develop new and enhanced repair systems depends on a number of factors, including product selection, timely and efficient completion of product design, development of new materials and manufacturing processes, timely regulatory approval, implementation of manufacturing and assembly processes and effective sales and marketing. There is no assurance that the Company will be successful in developing such products. If the Company experiences quality or reliability problems with new products, reductions in orders, higher manufacturing costs and additional warranty expenses may result. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy that demand. In the meantime, competitors may achieve technological advances which provide a competitive advantage over the Company's products. In addition, advances or developments in other fixation technologies, including those relating to bioabsorbable materials or biomaterials, could render the Company's products obsolete or less desirable. There can be no assurance that the Company will successfully develop and introduce new products and enhancements or that such products will achieve market acceptance.

  Reliance on Patents and Proprietary Technology. The Company relies on proprietary technology which it seeks to protect primarily through patents, trade secrets and proprietary know-how. The Company currently holds approximately 35 patents and has approximately 69 United States and foreign patent applications pending which cover certain aspects of its technology. With respect to the patent applications, however, the breadth of the claims that will be covered by the issued patents cannot be known until they are issued. Moreover, the degree of protection against competing devices afforded by the Company's patents is subject to uncertainties. There can be no assurance that others will not be successful in challenging, invalidating or circumventing the Company's patents or that the Company's patents and intellectual property rights will confer a competitive advantage on the Company. In addition, there can be no assurance that the Company will be able to obtain patents on future products, or that the Company's products will not infringe the patents and proprietary rights of third parties. The medical device industry has been characterized by extensive litigation involving patents and other intellectual property rights, and certain companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. The Company has received a notice alleging that instruments based on one of its patents may infringe the patent of a third party. The only products currently manufactured by the Company using the Company's patent are its knot pusher and laparascopic scissors. After its initial response denying such infringement, the Company has not received any recent notices relating to this claim. The Company may not be able to successfully defend against a claimed infringement and there can be no assurance that the Company will not become subject to patent infringement claims or litigation or interference proceedings. Litigation may be necessary to enforce patents issued to the Company or to protect its trade secrets and other intellectual property rights. Any litigation or interference proceedings will likely result in substantial expense to the Company and a significant diversion of effort by its employees, and, if adversely determined to the Company, could result in significant liabilities to third parties and limitations on the manufacture, distribution or sale of the Company's products or on the use of certain technologies in the Company's products.

  Future Capital Needs; Uncertainty of Additional Funding. There can be no assurance that additional equity or debt financing will not be required prior to the time, if ever, the Company achieves and sustains profitability. The Company may require additional financing to fund its operations. The Company's future capital requirements will depend on many factors, including the progress of the Company's research and development, the scope and results of preclinical studies and clinical trials, the cost, timing and outcome of regulatory reviews, the rate of technological advances, the market acceptance of any of the Company's products, administrative and legal expenses, competitive products, and manufacturing and marketing arrangements. Any additional equity financing may result in dilution to the Company's stockholders. There can be no assurance that funds will be available on favorable terms, if at all. If adequate funds are not available, the Company may be required to cut back or discontinue one or more of its product development programs, or obtain funds through strategic alliances that may require the Company to relinquish rights to certain of its technologies or products.

  Regulatory Risks. The manufacturing, labeling, distribution and marketing of the Company's products are subject to extensive and rigorous governmental regulation in the United States and certain other countries where the process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. In order initially to market its products for clinical use in the United States, the Company must obtain clearance from the FDA either through a procedure known as 510(k) pre-market notification or must receive approval by a lengthier and more difficult procedure known as pre-market approval ("PMA"). Although all of the Company's current products have been cleared using the 510(k) procedure, there can be no assurance that the Company's future products or modifications to the Company's existing products will be cleared by the FDA using the 510(k) process rather than the more arduous and lengthy procedures required for a PMA application, which may include extensive clinical studies, manufacturing information and review by a panel of experts outside the FDA. For example, to the Company's knowledge, the closest predicate device for a collagen-based fastener required PMA approval. If the FDA were to require the Company to obtain pre-market approval for the sale of its future products using the PMA process, the time from development to marketing of those products could be significantly extended, with a concomitant negative impact on the Company's financial performance. The Company may market its products only for indications that have been cleared by the FDA. The Company has no control over the use of its devices by physicians. There can be no assurance that the Company will not become subject to FDA actions resulting from physician use of its products for non-approved indications. FDA regulations for the commercial sale of products is subject to interpretation. Failure to comply with FDA requirements could result in the FDA's refusal to accept clinical data from the Company or the imposition of regulatory sanctions. In addition, there can be no assurance that the FDA will not place significant limitations upon the intended use of the Company's products as a condition to 510(k) clearance or PMA approval. Failure to receive, or delays in receipt of, FDA clearances or approvals, including the need for clinical trials or additional data as a prerequisite to clearance or approval, or any FDA limitations on the intended use of the Company's products, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has not obtained regulatory approval in all foreign countries in which it plans to sell product. Starting in mid-1998, the Company will be required to obtain "CE" mark certification, which is an international symbol of quality and compliance with applicable European medical device directives, in order for it to sell its products in Europe. There can be no assurance that the Company will be able to obtain the proper certification. If the Company obtains regulatory approval to sell its products in foreign countries, it would rely on independent distributors to comply with certain of the foreign regulatory requirements. The inability or failure of the Company's independent distributors to comply with applicable regulatory requirements could materially and adversely affect the Company's business, financial condition and results of operations.

  The Company and its contract manufacturers will be required to adhere to "Good Manufacturing Practices" of the FDA and similar requirements in other countries, which include testing, control and documentation requirements. Ongoing compliance with good manufacturing practices ("GMP") and other applicable regulatory requirements will be monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable foreign agencies. Failure to comply with applicable regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant clearance or approval to the marketing of devices, withdrawals of approvals and criminal prosecution. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements could have a material adverse effect on the Company.

  Limited Manufacturing Experience. The Company has been manufacturing and assembling its ROC suture fastener products since 1994, but has yet to manufacture the volumes necessary for the Company to achieve profitability. There can be no assurance that reliable, high-volume manufacturing can be achieved at a commercially reasonable cost. The Company intends to expand its manufacturing capabilities to include bioabsorbable products and biomaterials, and if the Company encounters difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, such problems could have a material adverse effect on the Company's business, financial condition and results of operations.

  Reliance on Sole or Limited Sources of Supply. The Company's handles and suture fasteners are manufactured from molded polymers. The Company owns only one set of molds for each of its products requiring a molding manufacturing process. In the event that the molds are damaged, approximately 12 to 16 weeks would be required for the manufacture of new molds. Should the Company's manufacturing process be disrupted, there can be no assurance that the Company would be able to meet its commitments to customers. The failure of the Company to meet its commitments could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, certain suppliers may terminate sales of certain materials to companies that manufacture medical devices in an attempt to limit their potential product liability exposure. If the polymers which are used to manufacture the Company's ROC suture fasteners became unavailable, the Company would be required to identify a new polymer material for the suture fasteners and certify the quality and suitability of the new material. In additional, a new 510(k) clearance would have to be obtained to market products manufactured from the new materials. This process could take a substantial period of time and there is no assurance that the Company would be able to identify, certify or obtain clearance for the new polymer-based fasteners. The Company is attempting to develop new tissue fixation devices from bioabsorbable materials and biomaterials, particularly collagen. The Company believes that there are only a few sources of bioabsorbable materials with the ability and expertise to manufacture bioabsorbable materials for the Company's products. The Company believes that even fewer sources of supply for collagen materials currently exist. The Company has entered into a research and development and a manufacturing and supply agreement with Collagen Corporation in connection with a program to develop tissue fixation devices from collagen, but there are provisions in those agreements that would enable either party to terminate the arrangements in certain circumstances. If the Company were unable to obtain sources of bioabsorbable materials or biomaterials to produce the next generation of its products, the Company's future prospects and opportunities would be substantially reduced, resulting in a material adverse effect on its business, financial condition and results of operations.

  Reliance on International Distributors. The Company has one sales employee outside the United States. Accordingly, the Company depends primarily on outside independent sales representatives and distributors for its international sales. None of the Company's foreign representatives are subject to any long-term commitments to the Company, and all of them represent a number of manufacturers and sell a broad range of products in addition to those offered by the Company. The revenues that such representatives are likely to receive from the promotion and sale of other products may be substantially greater than the compensation they may receive from the sale of the Company's products, and it may be difficult for the Company to provide incentives to such representatives in order to cause them to devote substantial attention to marketing and selling the Company's products. International sales accounted for 26.9% of the Company's revenues in 1996. The failure of the Company's foreign independent representatives to generate substantial sales for the Company could have a material adverse effect on the Company's business, financial condition and results of operations. The loss of such sales representatives or distributors or the inability of the Company to develop and maintain an alternative foreign distribution network could have a material adverse impact on the Company's international sales. The Company will depend in part on its international sales representatives to obtain needed regulatory approval for the sale of the Company's products in overseas markets. The failure of its international sales representatives to obtain or maintain the necessary approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain risks are inherent in international operations, including changes in demand resulting from fluctuations in exchange rates, the risk of government financed or subsidized competition, changes in trade policies and tariff regulations. Although the Company's international sales are denominated in dollars, fluctuations in foreign currencies can impact the prices quoted by the Company to prospective customers and thereby affect the Company's ability to obtain orders from foreign customers.

  Product Liability Risk. The development, manufacture and sale of medical devices entail significant risks of product liability claims. There can be no assurance that the amount of the Company's insurance coverage will be adequate to protect it from product liability claims, that the Company will be able to obtain adequate coverage at competitive rates in the future, or that the Company's product liability experience in the future will enable it to obtain insurance coverage in the future. Product liability insurance is expensive, and may not be available on acceptable terms, if at all, in the future. A successful product liability suit not covered by such insurance would have a material adverse effect on the Company's business, financial condition and results of operations.

  Influence of Collagen Corporation. An important part of the Company's long-term strategy is to develop and sell products manufactured from collagen. Collagen Corporation holds approximately 9.2% of the Company's Common Stock. Collagen Corporation is entitled to designate one member of the Company's Board of Directors so long as it holds at least five percent of the Company's Common Stock on a fully-diluted basis and a representative of Collagen Corporation currently serves on the Board of Directors of the Company. Additionally, David J. Foster, an executive of Collagen Corporation, is also a member of the Company's Board of Directors. In addition, the Company and Collagen Corporation are parties to a research and development agreement, a manufacturing and supply agreement and a distribution agreement with respect to tissue fixation devices manufactured from collagen-based materials using Collagen Corporation's proprietary technology. Pursuant to those agreements, certain of the Company's products under development will be based upon patents and intellectual property owned by Collagen Corporation. Accordingly, Collagen Corporation may be able to exercise influence over the business and financial affairs of the Company. If Collagen Corporation's licensed technology is invalidated or challenged, the Company's ability to sell products based on such technology could be severely limited. In the event that the Company materially breaches any of the terms of its agreements with Collagen Corporation, Collagen Corporation could terminate the Company's license to develop, manufacture and sell products using Collagen Corporation's technology, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  Risk of Intense Competition. The medical device industry is highly competitive and characterized by innovation and rapid technological change. Among the Company's principal competitors are Mitek Surgical Products, Inc., a division of Johnson & Johnson; the Zimmer and Linvatec divisions of Bristol-Myers Squibb Company; Dyonics, Inc., a subsidiary of Smith & Nephew, Inc., Arthrotek Inc., a division of Biomet, Inc., Arthrex and U.S. Surgical Inc. Each of these competitors has significantly greater financial, manufacturing, marketing, distribution and technical resources than the Company and a greater share of the tissue fixation market than the Company. In addition, a number of smaller companies are entering or have entered the tissue fixation market. Dyonics, Inc. has already released to the market a number of bioabsorbable products. In addition, Mitek recently introduced a bioabsorbable anchor. Many of the Company's competitors have large existing sales organizations devoted to a wide variety of orthopaedic products. These companies are well capitalized and may be able to withstand price pressures and deep discounting better than the Company. The Company has a small number of sales employees and independent sales representatives focused on tissue fixation devices in the sports medicine market and with relatively little experience selling the Company's products. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective or less costly than any which have been developed or may be developed by the Company or that would render the Company's products obsolete or not competitive.

  Price Pressure Resulting From Consolidation of Health Care Industry. The health care industry is undergoing rapid change and consolidation as health care systems merge to effect cost savings and operating efficiencies. In addition, a number of large, national buying consortiums have formed to engage in group purchasing of medical supplies and services in an effort at cost containment for member hospital systems and health care providers. These consolidated systems and large purchasing organizations are likely to apply pressure to manufacturers and distributors of medical devices to reduce the purchase prices of their goods. Manufacturers such as the Company may be forced to lower prices in response to those pressures in order for their products to be approved for purchase by those organizations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  Possible Limitations on Third-Party Reimbursement. The Company's products are generally purchased directly by hospitals and other health care providers, which in turn bill third-party payors such as Medicare, Medicaid and private insurance companies. Many of these payors are attempting to control health care costs by authorizing fewer surgical procedures and by limiting reimbursement for procedures to fixed amounts. The Company's strategy includes the expansion of its market by encouraging physicians to use its tissue fixation devices for procedures that are not routinely performed, or if performed, are performed without the use of tissue fasteners. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from third-party payors for procedures in which the Company's products are used, or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

                             SELLING SHAREHOLDERS

  The following table sets forth the names of the Selling Shareholders, the nature of any position, office or other material relationship between the Selling Shareholder and the Company or its affiliates, the number of shares of Common Stock beneficially owned by each of them prior to the offering to be made by this Prospectus, the maximum number of shares to be offered hereby for the account of each Selling Shareholder, and the number of shares of Common Stock to be beneficially owned by each Selling Shareholder after completion of this offering, assuming all Shares offered hereby are in fact sold.

                            TOTAL NUMBER OF                           NUMBER OF SHARES
                              SHARES OWNED       NUMBER OF SHARES       TO BE OWNED
SELLING SHAREHOLDER       PRIOR TO OFFERING(1) TO BE OFFERED OR SOLD AFTER THE OFFERING
-------------------       -------------------- --------------------- ------------------
Alan Chervitz (2).......        275,087               275,087                 0
E. Marlowe Goble........        888,839               888,839                 0
Richard B. Caspari (3)..        330,981               330,981                 0
Judith B. Caspari.......         37,340                37,340                 0
T. Wade Fallin (4)......        123,869               123,869                 0
Stephen J. Snyder,
 Trustee of the Stephen
 J. and
 Lee Ann Snyder Family
 Trust..................        113,044               113,044                 0
Thomas Winters..........         28,911                28,911                 0
Kenneth L. Jensen.......         33,506                33,506                 0
Dan A. Perkins..........         33,506                33,506                 0
Daniel Justin...........         14,777                14,777                 0
Jeff J. Robbins.........          5,140                 5,140                 0

--------
(1) Includes Shares held in escrow pursuant to the terms of an Escrow Agreement, dated June 27, 1997, between the Company, MLI and Brown Brothers Harriman & Co., as escrow agent. The Escrow Agreement was entered into in connection with the purchase by the Company of certain of MLI's operating assets pursuant to an Asset Purchase Agreement dated as of February 4, 1997. Although the Shares were initially issued by the Company to MLI on June 27, 1997, MLI subsequently distributed such Shares pro rata to the Selling Shareholders pursuant to MLI's liquidation of assets.
(2) Executive Vice President and Director of the Company.
(3) Director of the Company.
(4) Vice President of the Company.

                             PLAN OF DISTRIBUTION

  The Selling Shareholders and their agents, donees, distributees, pledgees and other successors in interest may, from time to time, offer for sale and sell or distribute the Shares to be offered by them hereby (a) in transactions executed on the Nasdaq National Market, or any securities exchange on which the shares may be traded, through registered broker-dealers (who may act as principals, pledgees or agents), (b) in privately negotiated transactions, or
(c) through other means. The Shares may be sold from time to time in one or more transactions at market prices prevailing at the time of sale or a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between the Selling Shareholders and their underwriters, dealers, brokers or agents. The Shares may also be offered in one or more underwritten offerings. The underwriters in an underwritten offering, if any, and the terms and conditions of any such offering will be described in a supplement to this Prospectus.

  In connection with distribution of the Shares, the Selling Shareholders may enter into hedging or other option transactions with broker-dealers in connection with which, among other things, such broker-dealers may engage in short sales of the Shares pursuant to this Prospectus in the course of hedging the positions they may assume with one or more of the Selling Shareholders. The Selling Shareholders may also sell Shares short pursuant to this Prospectus and deliver the Shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which may result in the delivery of Shares to such broker-dealers who may sell such Shares pursuant to this Prospectus. The Selling Shareholders may also pledge the Shares to a broker-dealer or financial institution and upon default the broker-dealer or financial institution may effect the sales of the pledged Shares pursuant to this Prospectus.

  The distribution of the Shares by the Selling Shareholders is not subject to any underwriting agreement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the Selling Shareholders and/or purchasers of Shares, for whom they may act. Such discounts, concessions, commissions or fees will not exceed those customary for the type of transactions involved. In addition, the Selling Shareholders and any such underwriters, dealers, brokers or agents that participate in the distribution of Shares may be deemed to be "underwriters" under the Securities Act, and any profits on the sale of Shares by them and any discounts, commissions or concessions received by any of such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of the Shares will be selected by the Selling Shareholders and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

  The aggregate proceeds to the Selling Shareholders from the sale of the Shares offered hereby will be the purchase price of such Shares less any broker's commissions.

  In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration of qualification requirement is available and is complied with. Brokers, dealers and others effecting transactions in the Shares should confirm the registration or qualification of the Shares under the securities laws of the states in which such transactions occur or the existence of any exemption from such registration.

  There is no assurance that the Selling Shareholders will sell any or all of the Shares described herein and may transfer, devise or gift such securities by other means not described herein. The Company is permitted to suspend the use of this Prospectus in connection with sales of the Shares by holders during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by the Company.

  The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

                    INTERESTS OF NAMED EXPERTS AND COUNSEL

  The legality of the Common Stock offered hereby is being passed upon for the Company by Choate, Hall & Stewart, Boston, Massachusetts. Roslyn G. Daum, a partner of Choate, Hall & Stewart, is the Clerk of the Company.

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 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SALES AGENT. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
Risk Factors...............................................................   4
Use of Proceeds............................................................  10
Selling Shareholders.......................................................  10
Plan of Distribution.......................................................  10
Interests of Named Experts and Counsel.....................................  11



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                               1,885,000 SHARES

                           INNOVASIVE DEVICES, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------



                                AUGUST 7, 1997

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